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[VIVENDI UNIVERSAL LOGO]                                            EXHIBIT 99.1



                         VIVENDI UNIVERSAL TO SELL STAKE
                     IN ECHOSTAR COMMUNICATIONS CORPORATION

PARIS, DECEMBER 18, 2002 - Vivendi Universal [PARIS BOURSE: EX FP; NYSE: V] announced today that the company has reached a definitive agreement with EchoStar Communications Corporation (EchoStar) [NASDAQ: DISH] to sell its entire EchoStar equity position to EchoStar. Total net proceeds of the sale are $1.066 billion under the terms of the agreement, and payment in cash will be made by EchoStar to Vivendi Universal on December 23, 2002.

Vivendi Universal and EchoStar enjoy a close commercial partnership in the U.S., which both companies aim to continue.


IMPORTANT DISCLAIMER:

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements and business strategy as a result of a number of risks and uncertainties, many of which are outside the company's control, including but not limited to the risk that: the referenced transaction is not consummated; as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and with the French Commission des Operations de Bourse. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov (http://www.sec.gov) or directly from Vivendi Universal. Vivendi Universal does not undertake to, nor has any obligation to, provide, update or revise forward-looking statements.

CONTACTS:

MEDIA
PARIS
Antoine Lefort
+33 (1).71.71.1180
Alain Delrieu
+33 (1).71.71.1086
NEW YORK
Anita Larsen
(1)212.572.7082